UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: May 22, 2018

Commission File Number: 001-33701

Fly Leasing Limited
 (Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fly Leasing Limited (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on June 21, 2018 at 10:00 A.M. (Local Time) at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland.

The following documents regarding the Company’s AGM, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of Annual General Meeting, including Agenda
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts
99.4	Voting Card for Holders of American Depositary Receipts – Internet and Telephone Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	May 22, 2018	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title
99.1	Notice of Annual General Meeting, including Agenda
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts
99.4	Voting Card for Holders of American Depositary Receipts – Internet and Telephone Instructions